UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SRS Labs, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464M 10 6

(CUSIP Number)

Carl R. Sanchez

Paul Hastings LLP

4747 Executive Drive

San Diego, California 92108

858-458-3030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

April 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464M 10 6

1	Name of Reporting Persons. Thomas C. K. Yuen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,031,606

	9	Sole Dispositive Power 499,040

	10	Shared Dispositive Power 2,532,566

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,031,606

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

1	Name of Reporting Persons. Misako Yuen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,532,566

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,532,566

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,532,566

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.7%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

1	Name of Reporting Persons. Thomas Yuen Family Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,519,566

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,519,566

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,566

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person (See Instructions) OO

Item 1.                                  Security and Issuer.

The statement relates to the common stock, par value $0.001, of SRS Labs, Inc. (the “Common Stock”). The principal executive office of SRS Labs, Inc. (“SRS”) is located at:

2909 Daimler Street

Santa Ana, California 92705

Item 2.                                  Identity and Background.

(a)                                                         This statement is filed by Thomas C. K. Yuen and Misako Yuen (collectively, the “Reporting Individuals”) and the Thomas Yuen Family Trust (together with the Reporting Individuals, the “Reporting Persons”).  The Reporting Individuals serve as the co-trustees for the Thomas Yuen Family Trust, a trust organized under the laws of the state of California.  Currently, the only trustees of the Thomas Yuen Family Trust are the Reporting Individuals.

(b)                                                        The address of the Reporting Individuals is c/o SRS Labs, Inc., 2909 Daimler Street, Santa Ana, California 92705.  The address of the Thomas Yuen Family Trust is 10 Skyridge, Newport Coast, California 92657.

(c)                                                         Thomas C. K. Yuen is the President, Chief Executive Officer, and Chairman of the Board of SRS, 2909 Daimler Street, Santa Ana, California 92705.  Misako Yuen is the spouse of Thomas C. K. Yuen.

(d)                                                         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

(e)                                                          During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)                                                            Each of the Reporting Individuals is a citizen of the United States.

Item 3.                                  Source and Amount of Funds or Other Consideration.

As an inducement to DTS, Inc., a Delaware corporation (“DTS”) to enter into the Merger Agreement (as defined in Item 4 below), the Reporting Persons entered into the Voting Agreement (as defined in Item 4 below). No consideration was paid by or to DTS or the Reporting Persons in connection with the execution and delivery of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this statement on Schedule 13D.

Item 4.                                  Purpose of Transaction.

On April 16, 2012, DTS, DTS Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of DTS (“Merger Sub”), DTS LLC, a single member Delaware limited liability company and wholly owned subsidiary of DTS (“Merger LLC”), and SRS entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”).  As an inducement for DTS to enter into the Merger Agreement, the Reporting Persons and The Thomas and Misako Yuen Family Foundation (collectively, the “Yuen Stockholders”), entered into the Voting Agreement with DTS dated April 16, 2012, and as amended April 26, 2012 (the “Voting Agreement”). The purpose of the Voting Agreement is to facilitate the consummation of the Merger (as defined below).

Merger Agreement

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, DTS has agreed to acquire SRS through a merger of Merger Sub with and into SRS (the “Merger”), with SRS to be the surviving corporation in the Merger (the “Surviving Corporation”), which will be followed, immediately after the effective time of the Merger (the “Effective Time”), by a merger of the Surviving Corporation with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Transaction”), with Merger LLC to be the surviving entity in the Upstream Merger.

At the Effective Time, by virtue of the Merger and without any action on the part of DTS, SRS, Merger Sub or the holders of any capital stock of DTS, SRS or Merger Sub, each share of Common Stock (other than dissenting shares) will be automatically converted into the right to receive consideration in the form of $9.50 in cash (the “Per Share Cash Consideration”) or .31127 shares of DTS common stock (the “Per Share Stock Consideration”). SRS stockholders may elect to receive, in exchange for shares of Common Stock held by such stockholder, the Per Share Cash Consideration or the Per Share Stock Consideration, or a combination thereof; provided that the total consideration to be issued to all stockholders of SRS will be comprised of a maximum of 50% cash and 50% shares of DTS common stock. The Merger Agreement provides that, notwithstanding the election by an SRS stockholder to receive all cash or all stock or a combination thereof, an SRS stockholder may receive a combination of the Per Share Cash Consideration and the Per Share Stock Consideration that is different from what he or she may have elected, depending on the elections made by other SRS stockholders, in order to ensure that 50% of the outstanding shares of Common Stock immediately prior to the Effective Time are converted into the right to receive the Per Share Cash Consideration and 50% of such shares are converted into the right to receive the Per Share Stock Consideration. No fractional shares of DTS common stock will be issued in the Merger.

As of immediately prior to and conditioned upon the occurrence of the Effective Time, unvested options to purchase Common Stock will become fully vested and exercisable and, as of the Effective Time, will be canceled. Holders of all unexercised SRS stock options outstanding immediately prior to the Effective Time will be entitled to receive, as of the Effective Time, a cash payment in an amount equal to the product of (i) the number of shares of Common Stock subject to the option and (ii) the excess, if any, of (A) the Per Share Cash Consideration over (B) the exercise price per share subject to the option, less any applicable taxes. Immediately prior to and conditioned upon the occurrence of the Effective Time, each SRS restricted stock unit that is outstanding will become fully vested and, as of the Effective Time, will be canceled. The holders of such SRS restricted stock units outstanding immediately prior to the Effective Time will be entitled to receive the Per Share Cash Consideration, less any applicable taxes.

The Merger Agreement provides that, immediately following the Effective Time, and subject to the fiduciary duties of the board of directors of DTS, DTS will elect Mr. Thomas C.K. Yuen, SRS’s Chairman, Chief Executive Officer and President, as a member of the board of directors of DTS.

The completion of the Merger is subject to various customary conditions, including, among others (i) obtaining the approval of SRS’s stockholders, (ii) obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act, (iii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by DTS and SRS, respectively, and compliance by DTS and SRS with their respective obligations under the Merger Agreement and (iv) declaration of the effectiveness by the Securities and Exchange Commission of the Registration Statement on Form S-4 to be filed by DTS.  The Transaction is intended to be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Upon consummation of the Merger, the Common Stock will no longer be listed on NASDAQ and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Merger Agreement is filed as Exhibit 2 to this Schedule 13D and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety.

Voting Agreement

In addition, as an inducement for DTS to enter into the Merger Agreement, the Reporting Persons and The Thomas and Misako Yuen Family Foundation entered into the Voting Agreement.  DTS did not pay consideration to the Reporting Persons or The Thomas and Misako Yuen Family Foundation in connection with the execution and delivery of the Voting Agreement.  For a description of the Voting Agreement, see Item 6 below, which description is incorporated by reference herein in response to this Item 4.  The Voting Agreement is filed as Exhibits 3 and 4 to this Schedule 13D.

Item 5.                                  Interest in Securities of the Issuer.

(a) and (b)                 The information contained in rows 11 and 13 of the cover pages for each of the Reporting Persons is incorporated herein by reference.  As of April 26, 2012, the Reporting Persons may be deemed to, collectively, beneficially own, to the best of their knowledge, an aggregate of 3,031,606 shares of Common Stock, or approximately 21.0% of the shares of Common Stock.  As of April 26, 2012, the Reporting Persons may be deemed to, individually, beneficially own, to the best of their knowledge, the following:

Reporting Person	Shares of Common Stock Beneficially Owned	Approximate Percentage of Outstanding Shares of Common Stock

Thomas C.K. Yuen	3,031,606	21.0%

Misako Yuen	2,532,566	17.7%

Thomas Yuen Family Trust	2,519,566	17.6%

The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,519,566 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees.  The shares beneficially owned by Thomas C.K. Yuen also include 146,250 shares issuable to Mr. Yuen upon exercise of stock options that were outstanding as of April 26, 2012 and were exercisable as of (or become exercisable within 60 days of) such date, and Mr. Yuen’s beneficial ownership of such shares is subject to applicable community property laws.  The shares beneficially owned by Thomas C.K. Yuen and Misako Yuen also include 13,000 shares held by The Thomas and Misako Yuen Family Foundation.  The percentage of shares of Common Stock reported beneficially owned by the Reporting Persons as of the date of the filing of this Schedule 13D is based upon 14,323,715 shares of Common Stock issued and outstanding as of April 12, 2012, as set forth in the Merger Agreement.

By virtue of the irrevocable proxy granted to DTS pursuant to the Voting Agreement, DTS may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Persons in accordance with the terms of the Voting Agreement. For a description of the Voting Agreement, see Item 4 above, which description is incorporated by reference herein in response to this Item 5(a) and (b).

The information contained in rows 7 through 10 of the cover pages for each of the Reporting Persons is incorporated herein by reference.

(c)                                                          Not applicable.

(d)                                                         Not applicable.

(e)                                                          Not applicable.

Item 6.                                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Concurrent with the execution and delivery of the Merger Agreement, the Reporting Persons and The Thomas and Misako Yuen Family Foundation (collectively,

the “Yuen Stockholders”), entered into the Voting Agreement with DTS. Shares of Common Stock beneficially owned by the Yuen Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) constituted approximately 20% of the total issued and outstanding shares of Common Stock as of April 12, 2012 (which percentage does not include shares issuable to Thomas C.K. Yuen upon exercise of SRS stock options). Pursuant to the Voting Agreement, the Yuen Stockholders have agreed to vote, or cause to be voted, the Voting Agreement Shares in favor of adoption of the Merger Agreement. Further, the Yuen Stockholders have agreed to vote against (i) the approval of any proposal made in opposition to, or in competition with, the consummation of the Merger or any other transaction contemplated by the Merger Agreement, (ii) any alternative business combination transactions, (iii) any action that would reasonably be expected to impede, interfere with, delay, or adversely affect the timely consummation of the Merger, (iv) any change in the manner of the voting rights of any class of shares of SRS and (v) any other action involving SRS which would result in a breach of any covenant, representation or warranty or any other obligation or agreement of SRS contained in the Merger Agreement or of the Yuen Stockholders contained in the Voting Agreement.

In the Voting Agreement the Yuen Stockholders have agreed not to, among other things, assign, sell, transfer, tender, exchange, pledge, hypothecate, or otherwise dispose of, or grant or create a lien, security interest, or encumbrance in, or gift, grant, or place in trust, any Voting Agreement Shares, or grant any proxies or enter into any other voting agreements with respect to the Voting Agreement Shares. The Yuen Stockholders have also agreed not to solicit any alternative business combination transaction proposal, or engage in discussions with any person or enter into any agreement with respect to, any alternative business combination transactions. The Voting Agreement will terminate as of the earlier of (i) the termination of the Merger Agreement or (ii) the Effective Time.

Under the terms of the Voting Agreement, the Yuen Stockholders granted DTS an irrevocable proxy with respect to the Voting Agreement Shares.  The irrevocable proxy allows DTS to vote the Voting Agreement Shares in the manner set forth above.

The Voting Agreement is filed as Exhibits 3 and 4 to this Schedule 13D and any references to or descriptions of the Voting Agreement are qualified in their entirety by reference to the full text of the Voting Agreement, which is incorporated by reference herein in its entirety.

Item 7.                                  Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated April 26, 2012, by and among the Reporting Persons.

2	Agreement and Plan of Merger and Reorganization, by and among DTS, Inc., DTS Merger Sub, Inc., DTS LLC and SRS Labs, Inc., dated as of April 16, 2012.

3	Voting Agreement, dated April 16, 2012, by and among DTS, Inc., Thomas C.K Yuen, Misako Yuen, The Thomas and Misako Yuen Family Foundation and the Thomas Yuen Family Trust.

4	Amendment No.1 to Voting Agreement, dated April 26, 2012, by and among DTS, Inc., Thomas C.K. Yuen, Misako Yuen, The Thomas and Misako Yuen Family Foundation and the Thomas Yuen Family Trust.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2012

THOMAS C.K. YUEN

/s/ Thomas C.K. Yuen

MISAKO YUEN

/s/ Misako Yuen

THOMAS YUEN FAMILY TRUST

/s/ Thomas C.K. Yuen
By: Thomas C. K. Yuen
Co-Trustee

/s/ Misako Yuen
By: Misako Yuen
Co-Trustee